Attachment to the Convocation Notice of the 7th Ordinary General Meeting of Shareholders Report for the 7th Fiscal Term (from April 1, 2016 to March 31, 2017) JXTG Holdings, Inc.

Table of Contents

■		Items Posted on the Company’s Website	3
■		Business Report
	1.	Matters Concerning Present Condition of the Corporate Group	4
	2.	Matters Concerning Shares	30
	3.	Matters Concerning the Company’s Directors and Corporate Auditors	31
	4.	Material Company Reorganization in Connection with Business Integration	40
	5.	Overview of the JXTG group (as of April 1, 2017)	41
■		Consolidated Financial Statements
		Consolidated Balance Sheets	51
		Consolidated Statements of Income	52
		Consolidated Statements of Changes in Net Assets	53
		(Reference) Consolidated Statements of Cash Flows	54
■		Non-consolidated Financial Statements
		Non-consolidated Balance Sheets	55
		Non-consolidated Statements of Income	56
		Non-consolidated Statements of Changes in Net Assets	57
■		Audit Reports
		Copy of the Accounting Auditor’s Report (on Consolidated Financial Statements)	58
		Copy of the Accounting Auditor’s Report (on Non-consolidated Financial Statements)	61
		Copy of Corporate Auditors’ Report	64

Items Posted on the Company’s Website

Pursuant to laws and regulations and Article 15 of the Company’s Articles of Incorporation, the following items are available on the Company’s website
The Company’s Website:
http://www.hd.jxtg-group.co.jp/english/ir/stock/meeting/

Business Report
•	Matters Concerning Present Condition of the Corporate Group
Financial Position and Operating Results
Main Business Offices and Plants
Employees
•	Matters Concerning the Accounting Auditor
•	Systems to Ensure Proper Operations and the Operating Effectiveness of Such Systems
•	The Contents of the Resolution on Development of Systems to Ensure the Properness of Operations (from April 1, 2017 onward)
Consolidated Financial Statements
•	Notes to Consolidated Financial Statements
Non-Consolidated Financial Statements
•	Notes to Non-consolidated Financial Statements

Business Report for the 7th Fiscal Term (JX Holdings, Inc., from April 1, 2016 to March 31, 2017)

1.	Matters Concerning Present Condition of the Corporate Group

(1)	Major Business Activities (as of March 31, 2017)

JX Group is an “integrated energy, resources, and materials business group,” having core operating companies—JX Nippon Oil & Energy Corporation, JX Nippon Oil & Gas Exploration Corporation, and JX Nippon Mining & Metals Corporation—under the Company as the holding company.

JX Group’s major business activities are as follows:
Business Segment	Details of Major Business Activities	Core Operating Companies
	・ Manufacturing and marketing petroleum products (e.g., gasoline, kerosene, and lubricant, etc.	JX Nippon Oil & Energy Corporation
Energy Business	・ Importing and marketing gas and coal
・ Manufacturing and marketing petrochemical products
・ Supplying electricity
Oil and Natural Gas Exploration & Production (E&P) Business	・ Exploring, developing, and producing oil and natural gas	JX Nippon Oil & Gas Exploration Corporation

Metals Business	・ Exploring and developing non-ferrous metal resources (e.g., copper and gold)	JX Nippon Mining & Metals Corporation
・ Manufacturing and marketing non-ferrous metal products (e.g., copper, gold, and silver)
・ Manufacturing and marketing electro-deposited copper foil and treated rolled copper foil
・ Manufacturing and marketing thin-film materials (e.g., targets, surface treatment material, and compound semiconductor material)
・ Manufacturing and marketing precision rolled products and precision
・ Non-ferrous metal recycling and industrial waste treatment
・ Manufacturing, processing, and marketing titanium metals
Other Business	・ Civil engineering work, including roadwork and pavement construction ・ Construction work
(Notes)	1.	JX Nippon Oil & Energy Corporation transferred the business activity of marketing fuel cells and solar batteries to a group company. Accordingly, we deleted “marketing fuel cells and solar batteries” from the Details of Major Business Activities of the Energy Business.
2.	As of April 1, 2017, the Company changed its corporate name to JXTG Holdings, Inc., and JX Nippon Oil & Energy Corporation changed its corporate name to JXTG Nippon Oil & Energy Corporation.

(2)	Business Progress and Results

A.	Circumstances Surrounding JX Group

Reviewing the global economy in fiscal year 2016, with increased uncertainty due to factors such as Brexit, the launch of a new administration in the U.S. and geopolitical risks around the world, the economic growth slowed down in China, but the U.S. economy continued to recover due to improved private consumption and saw moderate growth in general.  In Japan, the economy maintained recovery with the improved employment and income environment in the backdrop.

The Dubai crude oil price, which is the benchmark crude oil price in Asia, was at 36 dollars per barrel at the beginning of this fiscal year.  However, the price then increased owing to the expectation of freeze on increase in oil production levels by oil producing countries.  In addition, at the end of November 2016, the Organization of the Petroleum Exporting Countries (OPEC) and major non-OPEC oil producing countries agreed to curtail output, and consequently, at the end of this fiscal year, the price was 51 dollars per barrel.

Regarding domestic demand for petroleum products, demand for kerosene increased as the winter temperature remained lower than the previous winter.  However, demand for gasoline decreased from the previous fiscal year due to the further spread of fuel-efficient cars and demand for heavy oil C for power generation also decreased.  As a result, overall demand for petroleum products was lower than the previous year.

On the other hand, demand for petrochemical products grew in the Asia region.

The LME (London Metal Exchange) price for copper, which is the international index price for copper, moved at a lower level of around 4,700 dollars per ton from the beginning of this fiscal year until October due to a concern over economic slowdown and the commencement of operations of a new mine in China.  However, the price turned upward due to an expectation of an increase in infrastructure investment in the U.S. and a temporary halt of operation of a copper mine in Indonesia.  Consequently, the price was 5,849 dollars per ton at the end of this fiscal year.

In this business situation, JX Group has implemented various measures, as follows.

B.          Progress and Results of Each Business
Energy Business

Results of the Energy Business

Item	This fiscal year (7th fiscal term)	Previous fiscal year (6th fiscal term)	Change from the previous fiscal year
Net sales	6,626.2 billion yen	7,122.4 billion yen	(496.2 billion) yen
Operating income or loss	215.0 billion yen	(141.4 billion) yen	356.4 billion yen
Ordinary income or loss	242.8 billion yen	(97.1 billion) yen	339.9 billion yen
[Ordinary income or loss excluding inventory valuation factors]	[108.5 billion yen]	[166.7 billion yen]	[(58.2 billion) yen]

Business Summary
● Strengthening the competitiveness of our core business

In the petroleum refining and marketing business, we did our best to strengthen the competitiveness of the entire supply chain that is, procuring crude oil, refining, distributing, and selling products in order to construct a foundation that will not be affected by external factors such as changes in crude prices and the decreasing domestic demand for petroleum products.  Specifically, in terms of procurement and production, among various measures that we took to improve earnings, we endeavored to expand the procurement and processing of more profitable crude oil, conducted strict inspection and repair of facilities to ensure safety and stable operation, and attempted to increase production efficiency and add higher value by commencing the operation of the “Solvent De-Asphalting Unit” and a “boiler/turbine power generator” at the Kashima Refinery.  In terms of sales, we did our best to gain more profit by securing profitability in sale of each petroleum product thoroughly in Japan, strengthening the service stations network, and exporting products to overseas markets in a flexible and timely manner.

In the basic petrochemicals business, in the core paraxylene business, we proactively strived to expand sales in the Asia region with a focus on China by utilizing our supply capacity, which is the largest in Asia, and started export to the U.S., one of the prospective markets.

● Developing business which will support us in future

In the electricity business, we entered the retail electricity business with the brand name of “ENEOS Denki” (note: “denki” means electricity) taking advantage of full deregulation of the electricity retail business implemented in April 2016.  We set price menus that are simple and easy to understand so that the customers could appreciate the advantages.  We also carried out sales promotion measures such as various campaigns and new business alliances.  As a result, we were awarded first place in customer satisfaction in a survey conducted by an outside survey organization, and have received approximate 190,000 applications by the end of the fiscal year.

In the LNG and natural gas business, with a view to accommodating demand in Asia, we invested in a subsidiary of the Malaysian state-owned oil company (PETRONAS LNG 9) in June 2016.  PETRONAS LNG 9 commenced commercial operation in January 2017.

In the hydrogen business, anticipating that fuel cell automobiles will spread in the future, we continued efforts to install hydrogen stations.  At the end of this fiscal year, the number of stations was 40 as initially planned.

In April 2016, we invested in the state-owned oil company(Vietnam National Petroleum Group) whose share in the petroleum products market in Vietnam is the largest.  At the same time, we signed a strategic cooperation agreement with Vietnam National Petroleum Group and the Ministry of Industry and Trade of Vietnam, its major shareholder.  In anticipation of future demand growth for petroleum products in Vietnam, we will examine business opportunities in supply chains from refining to sales in Vietnam with a broad perspective.

● Enhanced efforts in technology-based business and high value-added products

We expanded the lubricant business overseas mainly in emerging countries where growth of lubricant oil demand is expected due to an increasing number of automobiles.  In May 2016, we established the Manila Office in the Philippines, which became our 16th overseas office.

In the specialty & performance chemical product business, we made further efforts to promote research, development and commercialization of materials, including medical culture media for fertility treatment, which will be seeds of our future business.

Company-owned power source (Kawasaki Natural Gas Power Plant)	Hydrogen station (Kohoku-ku, Yokohama City)

Oil and Natural Gas Exploration and Production (E&P) Business

Results of the Oil and Natural Gas E&P Business

Item	This fiscal year (7th fiscal term)	Previous fiscal year (6th fiscal term)	Change from the previous fiscal year
Net sales	164.6 billion yen	175.8 billion yen	(11.2 billion) yen
Operating income	24.8 billion yen	21.6 billion yen	3.2 billion yen
Ordinary income	18.3 billion yen	28.2 billion yen	(9.9 billion) yen

Business Summary

● Oil and natural gas production volumes

The volume of oil and natural gas produced by JX Nippon Oil & Gas Exploration Corporation in this fiscal year was 126,000 barrels of oil equivalent per day, which exceeded the volume produced in the previous fiscal year, as a result of the strong favorable at the LNG project in Papua New Guinea and other oil and gas fields.

●Final investment decision on Tangguh LNG expansion project in Indonesia

In July 2016, we made the final investment decision with respect to the Tangguh LNG expansion project in Indonesia.  With a view to increasing LNG production, we plan to establish the third process plant with the production capacity of 3.8 million tons per annum, in addition to the existing two process plants, and drill production wells, among other efforts, in the future.  LNG to be produced in this expansion project will be supplied to electric power companies in Japan and Indonesia, contributing to stable energy supply for the two countries.  We also expect that, by steadily implementing this expansion project, it will contribute to our future cash flow and income.

● Enhanced Oil Recovery (“EOR”) project by utilizing waste gas from the coal-fired power unit in the U.S.

In the U.S., we are promoting the CO2-EOR project in order to increase the crude oil production by capturing carbon dioxide out of waste gas from a coal-fired power unit, and injecting carbon dioxide captured from the unit into an aged oil field.  In December 2016, in connection with the completion of the world’s largest carbon capture facility at the West Ranch oil field in Texas, we started injection of carbon dioxide to the facility, and in April 2017, we saw an increase in our oil production.

● Efforts to generate stable income and cash flow

In order to establish a strong corporate structure and generate stable income and cash flow, we continued to strive to reduce the operating cost and other costs.  In addition, in order to reduce ongoing development costs, we limited capital investment through selection and concentration and promoted business reorganization by, for instance, selling part of our interests in Culzean gas field and Mariner oil field in UK North Sea.

Indonesia Tangguh LNG project	U.S. CO2-EOR Project conceptual image

Metals Business

Results of the Metals Business

Item	This fiscal year (7th fiscal term)	Previous fiscal year (6th fiscal term)	Change from the previous fiscal year
Net sales	1,003.1 billion yen	1,049.7 billion yen	(46.6) billion yen
Operating income	16.2 billion yen	14.7 billion yen	1.5 billion yen
Ordinary income	25.0 billion yen	13.3 billion yen	11.7 billion yen
[Ordinary income excluding inventory valuation factors]	[19.3 billion yen]	[19.0 billion yen]	[0.3 billion yen]

Business Summary

● Efforts in the copper resources development business and the smelting and refining business

In the Caserones Copper Mine in Chile, we aggressively promoted the improvement of operation, retaining a major consulting firm to introduce and implement an improvement program as well as renewing the management of our local subsidiaries.  Consequently, in the second half of 2016, we achieved stable crude ore throughput at a high level.

In the smelting & refining business, we tried to strengthen our competitiveness through cost reduction and operational stabilization by taking measures to optimize the production system, such as treating precious-metal containing materials, which were generated at the Tamano Smelter, collectively at the Saganoseki Smelter & Refinery.

● Efforts in the electronic materials business

In the electronic materials business, we maintained a high level of sales from the previous fiscal year for sputtering targets, treated rolled copper, and precision rolled products, largely because of increased demand associated with smartphones.  Furthermore, we determined to enhance our production capacity for electronic materials for which the demand was anticipated to increase in the future by building additional finishing mill and furnace in the Kurami Works.

● Efforts in the recycling and environmental services business and the titanium business

In the recycling and environmental services business, we continued to expand our domestic and overseas networks to collect recyclable raw materials and industrial wastes.

Titanium, which is light, very strong, and durable, is used in aircraft, chemical plant equipment and other applications.  In the titanium business, we have promoted a joint venture for sponge titanium production in Saudi Arabia and advanced the construction of a plant smoothly so that we can commence commercial production by the end of 2017.

Caserones Copper Mine	Smelting and refining process (Saganoseki Smelter & Refinery)

Other Businesses

Results for Other Business
Item	This fiscal year (7th fiscal term)	Previous fiscal year (6th fiscal term)	Change from the previous fiscal year
Net sales	408.8 billion yen	458.8 billion yen	(50.0 billion) yen
Operating income	41.4 billion yen	41.8 billion yen	(0.4 billion) yen
Ordinary income	45.5 billion yen	44.9 billion yen	0.6 billion yen

NIPPO CORPORATION

NIPPO Corporation (“NIPPO”) primarily engages in pavement, civil engineering, and construction work, as well as manufacturing and sales of asphalt mixture.  In this fiscal year, the operating environment of NIPPO remained severe.  However, NIPPO strived to acquire orders for work by leveraging its superior technological strength.  Further, NIPPO did its best to secure income by reducing costs and increasing efficiency.

In relation to the disaster restoration paving work projects for the Great East Japan Earthquake occurred in 2011, NIPPO received the cease and desist order and the surcharge payment order from the Japan Fair Trade Commission on September 6, 2016 for violation of the Antimonopoly Act in a bid invited by the Tohoku Branch of East Nippon Expressway Company Ltd., and on September 15, 2016, NIPPO and its related parties were convicted in the Tokyo District Court. Moreover, also in relation to the disaster restoration paving work projects for the Great East Japan Earthquake, NIPPO received the cease and desist order from the Japan Fair Trade Commission on September 21, 2016 for violation of the Antimonopoly Act in the bid invited by the Kanto Branch of East Nippon Expressway Company Ltd. NIPPO has made efforts to keep its employees informed about compliance with the Antimonopoly Act in order to prevent a recurrence of such misconduct. We will provide support to NIPPO in these endeavors to ensure future compliance.

C.	Summary of Consolidated Business Results of This Fiscal Year

As a result of the above, the consolidated business results for this fiscal year resulted in net sales of 8,136 billion yen (a decrease of 601.8 billion yen from the previous fiscal year). Regarding the profits and losses, we recorded an operating income of 298.4 billion yen (an increase of 360.6 billion yen from the previous fiscal year), an ordinary income of 333.6 billion yen (an increase of 342.2 billion yen from the previous fiscal year) and income attributable to owners of parent of 160.1 billion yen (an increase of 438.6 billion yen from the previous fiscal year). Further, we recorded an ordinary income excluding inventory valuation factors of 193.6 billion yen (a decrease of 67.3 billion yen from the previous fiscal year).

D.	Promotion of CSR Activities

In order to gain credibility as a good corporate citizen widely from society, JX Group set (i) compliance, (ii) social contribution, and (iii) environment & safety as key areas, and established the CSR Committee as well as expert committees that address each key area to promote CSR activities proactively.

Regarding (i) compliance, we made efforts in areas such as review of compliance status and appropriate operation of the whistle-blowing system.

Regarding (ii) social contribution, we call for entries of original children’s stories on the theme of “heart-to-heart contact” from a wide cross-section of the public ranging from elementary school children to adults every year, and the best works submitted are recognized by the JX-ENEOS Children’s Story Award. A book collection called the “Bouquet of Children’s Stories” was put on a charity sale and proceeds from such sale were donated to a social welfare corporation to help children living in child welfare facilities or similar institutions to help advance their education.

Bouquet of Children’s Stories

Regarding (iii) environment & safety, in addition to its efforts to safely operate facilities such as oil refineries, and smelters and refineries, we focused on reduction of carbon dioxide emissions, reduction of wastes and enhancement of environmental management system.

(3) Business Integration with TonenGeneral Sekiyu K.K.

With the domestic and international business environment becoming more intense, the Company and TonenGeneral Sekiyu k.k. agreed to fully integrate their energy businesses to implement a drastic structural reform of those energy businesses, and to seriously cultivate businesses that will become mainstays of the future, and accordingly the two groups executed the Business Integration Agreement on August 31, 2016.  Upon the shareholders’ approval of necessary matters for the business integration at the Extraordinary General Meeting of Shareholders of each company on December 21, 2016, the two companies integrated their businesses on April 1, 2017.

Taking advantage of the Business Integration, JXTG Group formulated new “JXTG Group Philosophy” consisting of “mission” which represents the meaning of existence as a corporate group and a role in society and “our core values” that will serve as a foothold for the officers and employees in conducting business operations.  By realizing this “JXTG Group Philosophy,” the Group aims to develop into one of the most prominent and internationally-competitive comprehensive energy, resources and materials company groups in Asia and to make efforts to improve corporate value in a sustainable manner, whereby the Group will meet the expectation of the shareholders and, at the same time, foster human resources with high ethical standards and willingness to take on new challenges, and will contribute to the development of a sustainable and vigorous economy and society.

(4)	Matters the Company should address

Taking a view of the business environment, while global and Japan’s economy are uncertain due to the movement in policy management in the United States, political uncertainty in the United Kingdom and other European nations and heightened risk for geopolitical risk in various other regions of the world, the global economy, overall, is regarded as being on a track to recovery with certain continuous growth expected in China, as well as ongoing economic recovery in the United States.  Furthermore, the Japanese economy is expected to continue to grow due to recovery in import and production and improvement in employment and income environment.

The crude oil price is expected to rise slowly because the supply and demand balance is improved by the growing demand in China and other emerging nations.  The copper price is also expected to be on the upward trend in light of the reduction of investment in new development of copper mines, as well as expected expansion of demand in emerging nations and other regions.

Domestic demand for petroleum products will continue to decline due to such structural factors as the spread of fuel-efficient cars and the advancement of fuel conversion.  By contrast, in the emerging economies in Asia, the demand for petroleum products, lubricants and petrochemical products is expected to increase continuously along with economic growth.

With regard to copper products, the demand is anticipated to continue to rise because of increased investment in infrastructures in China and the United States, as well as the progress of the Internet of Things (the IoT), where various things such as consumer electronics and cars, not just personal computers and smart phones are expected to be able to connect to the Internet.

Based on this understanding, we drew up “JXTG Group Medium-Term Management Plan” in order to establish a strong profit basis and financial basis for a major leap forward, as well as develop business that will become a core of next generation.  Major efforts that have been made in each business are as follows:

● Energy Business

We will maximize profit improvement through the business integration in the aim of achieving an annual 100 billion yen integration synergy, early on.

In the petroleum refining and marketing and petrochemical products business, we will promote the improvement of efficiency of the entire supply chain to strengthen the global competitiveness by carrying out marketing measures based on optimization of procurement and accommodation of crude oil, products and semi-products, revision of production systems of refineries and plants, rationalization of distribution and improvement of brand value.

Furthermore, we will develop and expand businesses that will become a core of next generation.  In the petroleum refining and marketing business, we will consider and promote measures to take in demands in Asia-Pacific region.  In the electricity business, we will make efforts to have a solid track record of the retail electricity business, as well as examine development of necessary electric power proactively.  In the technology-based businesses, such as lubricant and functional materials, we will develop the business as a strategic sector for future growth.

In addition to the above, in the aim of strengthening management control through development of business infrastructure, we will make efforts to reinforce the management system relating to operation of refineries and other facilities, and the internal control system. Furthermore, in order to streamline business operation and management control thoroughly, we will build an integrated core operation system (ERP system) as a new information technology infrastructure.

● Oil and Natural Gas Exploration and Production (E&P) Business

In order to establish a strong structure that will enable us to secure income steadily even with a lower oil price environment, we will push forward thorough selection and concentration and further cost reduction.

Furthermore, in order to strengthen the foundation for sustainable growth, we will improve our business value by further developing relationships of mutual trust with governments and national oil companies and other parties in countries where we already have business through operator projects, as well as aim to seize new business opportunities through creation of relationships of mutual trust with promising oil-producing countries with prospective opportunities for projects.

In addition to the above, we will regard CO2-EOR technologies as one of strategic technology that will contribute to development of business in harmony with the environment, and make efforts to get new projects.

● Metals Business

In the resource development business, we will maintain stable operations, as well as make efforts to strengthen competitiveness through cost reduction and productivity growth in the Caserones Copper Mine in Chile.  In the smelting and refining business, based on maintained safe and stable operations, we will improve production efficiency and profitability and make efforts to build a system with world’s top competitiveness.

In the electronic materials business, we will reinforce the manufacturing facilities to expand the product lines with top share in the global market, as well as strengthen the network of overseas bases through M&A and other strategies.  In response to changes in the product market due to the progress of the IoT society, we will promote technological development, including collaboration with metal business companies within or outside JXTG Group.

In the recycling and environmental services business, we will strengthen the foundation through expansion of collection of high-quality materials from overseas, cost reduction or other measures.  In the titanium business, we will make efforts to reduce cost radically, as well as operate the manufacturing facilities for sponge titanium in Saudi Arabia promptly.  Additionally, in order to promote growth of the group of technology-based businesses, we will further strengthen existing manufacturing technologies and others by utilizing our technologies across business sectors to utilize them for development of new businesses, M&A or other transactions.

We have disclosed “JXTG Group Medium-Term Management Plan” on our company website.

JXTG Group will develop into one of the most prominent and internationally-competitive comprehensive energy, natural resource and materials company groups in Asia by implementing the medium-term management plan steadily so as to achieve sustainable increase in its corporate value.

We greatly appreciate your continued support as a shareholder.

(5)	Financing

The Company primarily procures the long-term funds for the business of each company in the JX Group.

During this fiscal year, JX Group procured 30.0 billion yen through issuance of corporate bonds and 170.0 billion yen through long-term loans.

In addition, by way of loans from governmental financial institutions and commercial banks, (i) JX Nippon Oil & Energy Corporation procured 10.2 billion yen as part of funds related to investment to Vietnam National Petroleum Group and (ii) a project subsidiary of JX Nippon Oil & Gas Exploration Corporation procured 108.22 million U.S. dollars as funds related to the development of the Mariner oil field in the U.K. North Sea.

(6)	Capital Investment

Business Segment and Category	Capital Investment Amount (100 million yen)	Main Investment
Energy Business	1,114	Refinery and plant facility work; service station new construction and reconstruction work
Oil and Natural Gas E&P Business	975	Oil and gas field exploration and development
Metals Business	392	Construction work for copper mines, offices, smelters, and refineries, and plant facilities
Other Business	180	Asphalt mixture plant manufacturing facility renewal
Total	2,661	－
(Adjustments)	(21)	－
Consolidated Total	2,681	－

(7)	Acquisition or Disposition of Shares, etc. of Other Companies

● Acquisition of shares of Vietnam National Petroleum Group

On May 26, 2016, JX Nippon Oil & Energy Corporation acquired 8% of all shares of Vietnamese state-owned oil company (Vietnam National Petroleum Group), whose market share in the petroleum products in Vietnam, where future demand increase for petroleum products is anticipated, is the largest, by accepting the third-party allocation of shares conducted by the said group.

● Acquisition of shares of PETRONAS LNG 9 SDN. BHD.

On July 1, 2016, JX Nippon Oil & Energy Corporation acquired 10% of all shares of a subsidiary of Malaysian state-owned petroleum company (PETRONAS LNG 9 SDN. BHD.), which owns LNG plants, in the aim of taking in demands for LNG in Asia.

(8)	Material Subsidiaries (as of March 31, 2017)

● Number of consolidated subsidiaries:	142
● Number of subsidiaries or affiliates accounted for under the equity method:	32

● Material Consolidated Subsidiaries
Business Segment	Company Name	Capital stock (100 million yen)	Voting Rights Ratio (%)	Details of Major Business Activities
	JX Nippon Oil & Energy Corporation	300	100	- Manufacturing and marketing petroleum products (e.g., gasoline, kerosene, and lubricant)
Energy Business				- Importing and marketing gas and coal
				- Manufacturing and marketing petrochemical products
				- Supplying electricity
Oil and Natural Gas E&P Business	JX Nippon Oil & Gas Exploration Corporation	98	100	- Exploring, developing, and producing oil and natural gas
	JX Nippon Mining & Metals Corporation	200	100	- Exploring and developing non-ferrous metal resources (e.g., copper and gold)
Metals Business				- Manufacturing and marketing non-ferrous metal products (e.g., copper, gold, and silver)
				- Manufacturing and marketing electro-deposited copper foil and treated rolled copper foil
				- Manufacturing and marketing thin-film materials (e.g., targets, surface treatment material, and compound semiconductor material)
				- Manufacturing and marketing precision rolled products and precision fabricated products
				- Non-ferrous metal recycling and industrial waste treatment
	Pan Pacific Copper Co., Ltd.	1,057	67.8	- Exploring and developing non-ferrous metal resources (e.g., copper and gold)
				- Manufacturing and marketing non-ferrous metal products (e.g., copper, gold, and silver)
	Toho Titanium Co., Ltd.	120	50.4	- Manufacturing, processing, and marketing titanium metals

Other Business	NIPPO CORPORATION	153	57.1	- Civil engineering work, including roadwork and pavement construction
- Construction work
(Notes)
1.	JX Nippon Oil & Energy Corporation reduced its capital stock from 139.4 billion yen to 30 billion yen as of March 1, 2017.
2.	JX Nippon Oil & Gas Exploration Corporation reduced its capital stock from 106.3 billion yen to 9.8 billion yen as of May 1, 2016.
3.	The voting rights ratio mentioned in the column for Pan Pacific Copper Co., Ltd. is that held by JX Nippon Mining & Metals Corporation, which invests in Pan Pacific Copper Co., Ltd.
4.
The status of specified wholly-owned subsidiaries as of March 31, 2017 is as follows:
Name of the specified wholly-owned subsidiary: JX Nippon Oil & Energy Corporation
Address of the specified wholly-owned subsidiary: 1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo
Book value of shares of the specified wholly-owned subsidiary: 890,287 million yen
The amount of total assets of the Company: 3,268,999 million yen

(9) Main Lenders and Loans Payable (as of March 31, 2017)

Lender	Balance of Loans Payable (100 million yen)
Mizuho Bank, Ltd.	3,243
Sumitomo Mitsui Banking Corporation	2,509
Japan Bank for International Cooperation	2,452
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2,071
Japan Oil, Gas and Metals National Corporation	2,046

2. Matters Concerning Shares (as of March 31, 2017)

● Total number of authorized shares issuable by the Company:	8,000,000,000 shares
● Total number of issued shares:	2,495,485,929 shares
● Number of shareholders:	186,604 shareholders
● Large Shareholders (top ten (10))

Shareholders’ Names	Number of Shares Held (thousand shares)	Shareholding ratio (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	236,023	9.47
The Master Trust Bank of Japan, Ltd. (Trust Account)	133,964	5.38
Japan Trustee Services Bank, Ltd. (Trust Account 9)	66,023	2.65
Mitsubishi Corporation	48,615	1.95
Japan Trustee Services Bank, Ltd. (Trust Account 5)	42,693	1.71
Mizuho Bank, Ltd.	40,998	1.64
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	38,920	1.56
INPEX CORPORATION	33,264	1.33
Sumitomo Mitsui Banking Corporation	32,699	1.31
Japan Trustee Services Bank, Ltd. (Trust Account 1)	31,568	1.26
(Note)	Shareholding ratio is calculated excluding treasury stock (5,734,672 shares) from the total number of issued shares.

3. Matters Concerning the Company’s Directors and Corporate Auditors

(1) Names, etc. of Directors and Corporate Auditors (as of March 31, 2017)

Name	Position and Responsibilities	Important Concurrent Office
Yasushi Kimura	Representative Director and Chairman of the Board	Director of NIPPO CORPORATION; President of Petroleum Association of Japan; and Vice Chairman of KEIDANREN; (Japan Business Federation)
Yukio Uchida	Representative Director and President
Junichi Kawada	Director, Executive Vice President, responsible for Secretariat, General Administration Dept., and Legal & Corporate Affairs Dept.
Hiroji Adachi	Director, Senior Vice President, responsible for Corporate Planning Dept. I and II
Kunimitsu Oba	Director Senior Vice President, responsible for Internal Audit Dept. and Finance & Investor Relations Dept.	Outside Statutory Corporate Auditor of NIPPON SHOKUBAI CO., LTD.

Name	Position and Responsibilities	Important Concurrent Office
Katsuyuki Ota	Director, Executive Officer, responsible for Controller Dept.
Tsutomu Sugimori	Director (Part-time)	Representative Director and President of JX Nippon Oil & Energy Corporation; and Director of Japan Oil Transportation Co., Ltd.
Takeshi Kurosaki	Director (Part-time)	Director, Executive Vice President of JX Nippon Oil & Energy Corporation
Shunsaku Miyake	Director (Part-time)	Representative Director, President and CEO of JX Nippon Oil & Gas Exploration Corporation
Shigeru Oi	Director (Part-time)	President & Representative Director, Chief Executive Officer of JX Nippon Mining & Metals Corporation, Chairman of Japan Mining Industry Association
Hiroshi Komiyama	Outside Director [Independent Director]	Chairman of Mitsubishi Research Institute, Inc.; Outside Director of Shin-Etsu Chemical Co., Ltd.; and Outside Director of Imagineer Co., Ltd.
Hiroko Ota	Outside Director [Independent Director]	Professor at the National Graduate Institute for Policy Studies; Outside Director of Panasonic Corporation; and Outside Director of Mizuho Financial Group, Inc.
Mutsutake Otsuka	Outside Director [Independent Director]	Advisor of East Japan Railway Company; Outside Corporate Auditor of Electric Power Development Co., Ltd.; and Outside Director of NIPPON STEEL & SUMITOMO METAL CORPORATION
Seiichi Kondo	Outside Director [Independent Director]	Director, Kondo Institute for Culture & Diplomacy; Outside Director of KAGOME CO., LTD.; and Outside Director of Pasona Group Inc.

Name	Position and Responsibilities	Important Concurrent Office
Tadashi Ohmura	Full-time Corporate Auditor
Takashi Setogawa	Full-time Corporate Auditor
Toshinori Kanemoto	Outside Corporate Auditor [Independent Corporate Auditor]	Attorney-at-Law, Of-Counsel at City-Yuwa Partners; Outside Director of Nomura Holdings, Inc.; Outside Director of Riken Corporation; and Outside Corporate Auditor of Nippon Television Holdings, Inc.
Naomi Ushio	Outside Corporate Auditor [Independent Corporate Auditor]	Vice president, Professor at the School of Information and Communication of Meiji University; and Outside Audit & Statutory Board Member of Seven Bank, Ltd.
Seiichiro Nishioka	Outside Corporate Auditor [Independent Corporate Auditor]	Visiting Professor at Keio University Law School; and Attorney-at-Law, Of-Counsel at Asahi Law Offices

(Notes)
1.	Mr. Takeshi Kurosaki has assumed the office of Director after having been newly elected at the 6th ordinary general meeting of shareholders held on June 28, 2016.
2.	Mr. Ichiro Uchijima retired as Director upon the expiration of their term of office at the conclusion of the 6th ordinary general meeting of shareholders held on June 28, 2016.
3.	Mr. Seiichiro Nishioka has assumed the office of Corporate Auditor after having been newly elected at the 6th ordinary general meeting of shareholders held on June 28, 2016.
4.	Mr. Hideki Nakagome retired as Corporate Auditor upon the expiration of their term of office at the conclusion of the 6th ordinary general meeting of shareholders held on June 28, 2016.
5.	Mr. Hiroji Adachi, Director, retired from the Outside Director position of Maruwn Corporation on June 27, 2016. He also retired as Outside Director of INPEX Corporation on June 28, 2016.

6.	Mr. Hiroshi Komiyama, Outside Director, retired from the Outside Director position of FamilyMart Co., Ltd. on May 26, 2016.
7.	Ms. Naomi Ushio, Outside Corporate Auditor, has assumed the office of Vice President of Meiji University on April 1, 2016.
8.	Mr. Takashi Setogawa, Corporate Auditor, has experience working in finance sections of the Company, and has a considerable knowledge and insight regarding finance and accounting.
9.
Among the companies which are mentioned in the outside directors’ and outside corporate auditors’ Important Concurrent Office and in which they held office as outside directors or outside corporate auditors in the fiscal year 2016, Shin-Etsu Chemical Co., Ltd., FamilyMart Co., Ltd., Panasonic Corporation, Mizuho Financial Group, Inc., Electric Power Development Co., Ltd., Nippon Steel & Sumitomo Metal Corporation, Pasona Group Inc., Nomura Holdings, Inc., and Riken Corporation have deals with the Company or the Company’s core operating companies. However, there is no impact on the independence of such outside directors and outside corporate auditors, as they do not execute business of any of the companies above.

10.
Each of the Outside Directors Mr. Hiroshi Komiyama, Ms. Hiroko Ota, Mr. Mutsutake Otsuka, and Mr. Seiichi Kondo, and each of the Outside Corporate Auditors Mr. Toshinori Kanemoto, Ms. Naomi Ushio and Mr. Seiichiro Nishioka meets “Criteria to determine the independence of independent officers” of the Company which is set out on Page 25 of this Convocation Notice of the 7th Ordinary General Meeting of Shareholders are independent directors or independent corporate auditors based on the rules of each stock exchange in Tokyo and Nagoya on which the Company is listed.

(2) Remunerations for Directors and Corporate Auditors (for the fiscal year 2016)

Receivers	Total Remuneration Amount (million yen)	Number of Receivers (persons)
Directors (Outside Directors)	424 (63)	15 (4)
Corporate Auditors (Outside Corporate Auditors)	103 (31)	6 (4)
Total (Outside Directors, and Outside Corporate Auditors)	527 (93)	21 (8)
(Notes)	1.	The information above includes the amount of Remunerations for one (1) director and one (1) corporate auditor (outside corporate auditor) who retired upon the conclusion of the 6th ordinary general meeting of shareholders held on June 28, 2016.
2.	The information above includes the amount of bonus for the fiscal year 2016 that is expected to be paid after the 7th ordinary general meeting of shareholders.

(3)	Matters Concerning Determination of Remunerations for Directors and Corporate Auditors
● Upper Limit of Remunerations for Directors and Corporate Auditors

The upper limit of Remunerations for directors and corporate auditors was resolved at the Company’s first ordinary general meeting of shareholders as follows:

(i)
The total amount of Remunerations for the Company’s directors shall be no more than 1.1 billion yen (including no more than 200 million yen for outside directors) per one (1) fiscal year. Such amount shall not include salaries and bonuses to be paid as an employee if a director serves concurrently as an employee.

(ii)	The total amount of Remunerations for the Company’s corporate auditors shall be no more than 200 million yen per one (1) fiscal year.

The Remunerations for directors is paid within the upper limit mentioned in item (i), based on the policy described in the following paragraph.  In addition, the Remunerations for corporate auditors is set as a fixed amount of remuneration for the purpose of independence in their duties, and is paid within the limits mentioned in item (ii) above based on discussions with each corporate auditor.

● Policies regarding Determination of the Calculation Method for the Remunerations for Directors

The Remunerations for directors is structured to reflect the Company’s business results for the relevant fiscal year, consisting of two (2) types of payments, the fixed amount remuneration paid every month according to each director’s role, and the bonuses the amount of which changes according to consolidated business results. The policies for determining the Remunerations is decided by resolutions of the Board of Directors’ meetings after deliberations at and reporting by the Compensation Advisory Committee (consisting of two (2) outside directors and two (2) representative directors; from April 1, 2017, consisting of three (3) outside directors and three (3) representative directors; chaired by an outside director).

(4)	Matters Concerning Outside Directors and Outside Corporate Auditors

● Attendance at Board of Directors’ Meetings
Outside Director		Outside Corporate Auditor
Hiroshi Komiyama	14 out of 14 times	Toshinori Kanemoto	14 out of 14 times
Hiroko Ota	14 out of 14 times	Naomi Ushio	14 out of 14 times
Mutsutake Otsuka	14 out of 14 times	Seiichiro Nishioka	9 out of 11 times
Seiichi Kondo	13 out of 14 times

● Attendance at Board of Corporate Auditors’ Meetings
Outside Corporate Auditor
Toshinori Kanemoto	14 out of 15 times
Naomi Ushio	14 out of 15 times
Seiichiro Nishioka	10 out of 11 times

● Statements at Board of Directors’ Meetings

At Board of Directors’ meetings, each outside director and outside corporate auditor inquired about and stated his or her opinion on each matter to be resolved, such as important investments, and on each matter to be reported, such as the business execution status from an objective and fair stance by making use of his or her abundant expertise and experience.

● Statements at Board of Corporate Auditors’ Meetings

At Board of Corporate Auditors’ Meetings, each outside corporate auditor inquired about and stated his opinion on matters such as the businesses of the Company and the group companies, and the status of management control from the perspective of auditing the execution of duties by directors and employees.

● Other Activities

(i)
Mr. Mutsutake Otsuka and Mr. Seiichi Kondo, Outside Directors, as a member of the Compensation Advisory Committee, deliberated on the principles of making decision and other matters regarding the remuneration and bonuses of the directors and the executive officers of the Company in the meeting held on May 11, 2016,  and deliberated on the revision of the executive compensation plan associated with the business integration with TonenGeneral Sekiyu K.K. in the meeting of the same committee held on March 9, 2017.  Mr. Yoshiiku Miyata, Outside Director, assumed position as a member of the Compensation Advisory Committee by the resolution of the Board of Directors’ meeting held on April 1, 2017, and Mr. Mutsutake Otsuka, Mr. Seiichi Kondo and Mr. Yoshiiku Miyata deliberated on the executive compensation plan (introduction of a stock compensation plan) in the meeting of the Compensation Advisory Committee held on April 26, 2017.

(ii)
Mr. Mutsutake Otsuka and Ms. Hiroko Ota, Outside Directors, as members of the Nomination Advisory Committee, deliberated on the personnel proposals for candidates for director and candidates for cooperate auditor of the Company in the meetings of the said committee held on April 27, 2016, August 31, 2016 and November 8, 2016.  Mr. Yoshiiku Miyata, Outside Director, assumed position as a member of the Nomination Advisory Committee by the resolution of the Board of Directors’ meeting held on April 1, 2017, and Mr. Mutsutake Otsuka, Ms. Hiroko Ota and Mr. Yoshiiku Miyata deliberated on the personnel proposals for candidates for director and candidates for cooperate auditor of the Company in the meeting of the Nomination Advisory Committee held on April 26, 2017.

(iii)
Meetings, which all of the outside directors and outside corporate auditors attend, were held on April 27, 2016, November 30, 2016 and April 26, 2017, and the outside directors and outside corporate auditors gathered information on the agenda items of the Board of Directors meetings and other matters regarding the management of JXTG Group, as well as exchanged their opinions with each other and shared their recognitions.

● Outline of the Contents of the Liability Limitation Agreement

(i)
The Company has, pursuant to Article 427, paragraph 1 of the Japanese Companies Act and Article 23 of the Articles of Incorporation of the Company, concluded with its five (5) outside directors, including Mr. Yoshiiku Miyata who assumed position of outside director as of April 1, 2017, an agreement (the liability limitation agreement) that limits the liability for damages which an outside director owes to the company under Article 423, paragraph 1 of the Japanese Companies Act, to the amount set forth in Article 425, paragraph 1 of the Japanese Companies Act (the amount equal to the outside director’s Remunerations for two (2) years) if these outside directors are without knowledge and are not grossly negligent in conducting their duties.

(ii)
The Company has, pursuant to Article 427, paragraph 1 of the Japanese Companies Act and Article 33 of the Articles of Incorporation of the Company, concluded with its four (4) outside corporate auditors, including Ms. Nobuko Takahashi who assumed position of outside corporate auditor as of April 1, 2017,  an agreement (the liability limitation agreement) that limits the liability for damages which an outside corporate auditor owes to the company under Article 423, paragraph 1 of the Japanese Companies Act, to the amount set forth in Article 425, paragraph 1 of the Japanese Companies Act (the amount equal to the outside corporate auditor’s Remunerations for two (2) years) if these outside corporate auditors are without knowledge and are not grossly negligent in conducting their duties.

4. Material Company Reorganization in Connection with Business Integration

(i)
The Company consummated a share exchange effective on April 1, 2017, under which the Company became the wholly-owning parent company and TonenGeneral Sekiyu K.K. became the wholly-owned subsidiary, and acquired all of the shares of TonenGeneral Sekiyu K.K.

(ii)
JXTG Nippon Oil & Energy Corporation, who is the Company’s wholly-owned subsidiary, (its company name was changed from JX Nippon Oil & Energy Corporation on April 1, 2017) consummated an absorption-type merger effective on April 1, 2017, under which JXTG Nippon Oil & Energy Corporation was a surviving company and TonenGeneral Sekiyu K.K. was an absorbed company, and succeeded to all of the rights and obligations of TonenGeneral Sekiyu K.K.

(iii)
The Company consummated an absorption-type company split effective on April 1, 2017, under which the Company became the successor company and JXTG Nippon Oil & Energy Corporation became the splitting company, and the Company succeeded to some of the rights and obligations (such as listed shares, loans receivable, bonds and loans payable) that JXTG Nippon Oil & Energy Corporation succeeded to from TonenGeneral Sekiyu K.K.

5. Overview of the JXTG group (as of April 1, 2017)

(1) Main Business Offices and Plants

● JXTG Holdings, Inc.
Head Office	1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo

● Energy Business
　< JXTG Nippon Oil & Energy Corporation >
Head Office	1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo
Laboratory	Central Technical Research Laboratory (Yokohama City)
Refineries and Plants	Sendai Refinery (Sendai City) Chiba Refinery (Ichihara City) Negishi Refinery (Yokohama City) Osaka Refinery (Takaishi City) Mizushima Refinery (Kurashiki City) Oita Refinery (Oita City)	Kashima Refinery (Kamisu City) Kawasaki Refinery (Kawasaki City) Sakai Refinery (Sakai City) Wakayama Refinery (Arida City) Marifu Refinery (Waki-cho, Kuga-gun, Yamaguchi)
	Muroran Plant (Muroran City) Yokohama Plant (Yokohama City)	Kawasaki Plant (Kawasaki City) Chita Plant (Chita City)
Branch Offices	Hokkaido (Sapporo City) Kanto I (Chuo-ku, Tokyo) Kanto III (Minato-ku, Tokyo) Chubu (Nagoya City) Osaka II (Osaka City) Kyushu (Fukuoka City)	Tohoku (Sendai City) Kanto II (Chuo-ku, Tokyo) Tokyo (Chuo-ku, Tokyo) Osaka I (Osaka City) Chugoku (Hiroshima City) Okinawa (Naha City)
[Overseas Operating Sites Offices and Plants]
South Korea (Seoul)
Taiwan (Taipei, Gaoxiong)
Vietnam (Hanoi, Hai Phong)
Singapore (Singapore)
Philippines (Manila)
India (New Delhi)
Canada (Vancouver)
Brazil (Sao Paulo)
U.K. (London)
United Arab Emirates (Abu Dhabi
and Dubai)
South Africa (Johannesburg)

China (Beijing, Shanghai, and others)
Australia (Sydney)
Thailand (Bangkok)
Indonesia (Jakarta, and West Java)
Malaysia (Kuala Lumpur)
U.S. (New York, Chicago, and others)
Mexico (Mexico City)
France (Aix-en-Province)
Russia (Moscow)
Qatar (Doha)

(Notes)
1.	The information above includes the operating sites of JXTG Nippon Oil & Energy Corporation’s group companies.
2.	The Company established a new office in Kuala Lumpur, Malaysia as of April 1, 2017.

● Oil and Natural Gas Exploration and Production Business
<JX Nippon Oil & Gas Exploration Corporation
Head Office	1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo
Oil and Gas Field	Nakajo Field Office (Tainai City)
Overseas Operating Sites (Offices)	Vietnam (Ho Chi Minh and Vung Tau) Malaysia (Kuala Lumpur and Miri) U.K. (London)	Indonesia (Jakarta) U.S. (Houston) Qatar (Doha)
(Note)	The information above includes the operating sites of JX Nippon Oil & Gas Exploration Corporation’s group companies.

● Metals Business
<JX Nippon Mining & Metals Corporation>
Head Office	1-2, Otemachi 1-chome, Chiyoda-ku, Tokyo
Laboratory	Technology Development Center (Hitachi City)
Offices, Smelters, and Works	<Smelting and Copper Refining> Saganoseki Smelter & Refinery (Oita City) Tamano Smelter (Tamano City)	Hitachi Works (Hitachi City)
	<Recycling & Environmental Services> Hitachi Works (Hitachi City)	Tsuruga Plant (Tsuruga City)
	<Electronic Materials> Hitachi Works (Hitachi City) Isohara Works (Kitaibaraki City)	Kurami Works (Samukawa-machi, Koza-gun, Kanagawa) Kakegawa Works (Kakegawa City)

Overseas Operating Sites [Offices, Works, and Mines]	South Korea (Ulsan and Pyeongtaek) Taiwan (Longtan, Guan Yin, and others) Philippines (Laguna) U.S. (Arizona) Peru (Lima and Quechua)	China (Suzhou, Changzhou, and others) Singapore (Singapore) Malaysia (Johor) Chile (Santiago, Caserones, and others) Germany (Frankfurt and Baden-Wurttemberg)
(Note)	The information above includes the operating sites of JX Nippon Mining & Metals Corporation’s group companies.

<Toho Titanium Co., Ltd.>
Head Office	3-5, Chigasaki 3-chome, Chigasaki City, Kanagawa
Plants	Chigasaki Plant (Chigasaki City) Yahata Plant (Kitakyushu City) Kurobe Plant (Kurobe City)	Wakamatsu Plant (Kitakyushu City) Hitachi Plant (Hitachi City)

● Other Business
<NIPPO CORPORATION>
Head Office	2-16, Yaesu 1-chome, Chuo-ku, Tokyo
Laboratory	NIPPO Technical Center, Technical Research Center (Saitama City)
Branch Offices	Hokkaido (Sapporo City) Kanto Daiichi (Shinjuku-ku, Tokyo) Hoku-shinetsu (Niigata City) Kansai (Osaka City) Chugoku (Hiroshima City) Kanto Architectural (Shinagawa-ku, Tokyo)	Tohoku (Sendai City) Kanto Daini (Shinagawa-ku, Tokyo) Chubu (Nagoya City) Shikoku (Takamatsu City) Kyushu (Fukuoka City)

(2) Main Lenders and Loans Payable

Lender	Balance of Loans Payable (100 million yen)
Mizuho Bank, Ltd.	3,243
Sumitomo Mitsui Banking Corporation	2,675
Japan Bank for International Cooperation	2,452
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2,129
Japan Oil, Gas and Metals National Corporation	2,046

(3) Matters Concerning Shares

● Total number of authorized shares issuable by the Company:	8,000,000,000 shares
● Total number of issued shares:	3,426,916,549 shares
● Number of shareholders:	217,300 shareholders
● Large Shareholders (top ten (10))

Shareholders’ Names	Number of Shares Held (thousand shares)	Shareholding ratio (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	275,489	8.05
The Master Trust Bank of Japan, Ltd. (Trust Account)	164,250	4.80
Japan Trustee Services Bank, Ltd. (Trust Account 9)	76,580	2.23
Japan Trustee Services Bank, Ltd. (Trust Account 5)	58,669	1.71
GOLDMAN SACHS INTERNATIONAL	50,515	1.47
Mitsubishi Corporation	48,615	1.42
STATE STREET BANK WEST CLIENT – TREATY 505234	45,709	1.33
Japan Trustee Services Bank, Ltd. (Trust Account 1)	43,048	1.25
Japan Trustee Services Bank, Ltd. (Trust Account 2)	43,047	1.25
STATE STREET BANK – WEST PENSION FUND CLIENTS – EXEMPT 505233	41,606	1.21
(Note)	Shareholding ratio is calculated excluding treasury shares (5,734,672 shares)

(4) Names, etc. of Directors and Corporate Auditors
Name	Position and Responsibilities	Important Concurrent Office
Yasushi Kimura	Representative Director and Chairman of the Board	Director of NIPPO CORPORATION; President of Petroleum Association of Japan; and Vice Chairman of KEIDANREN; (Japan Business Federation)
Yukio Uchida	Representative Director and President
Jun Mutoh	Representative Director, Executive Vice President, responsible for Secretariat
Junichi Kawada	Director, Executive Vice President, responsible for Secretariat, General Administration Dept., and Legal & Corporate Affairs Dept.
Yasushi Onoda	Director and Senior Vice President, responsible for Corporate Planning Dept., Business Development Dept. and IT Planning & Development Dept.

Hiroji Adachi	Director and Senior Vice President, responsible for Internal Control Dept., Corporate Transformation Dept. and Human Resources Dept.
Kunimitsu Oba	Director and Senior Vice President, responsible for Internal Audit Dept. and Finance & Investor Relations Dept.	Outside Statutory Corporate Auditor of NIPPON SHOKUBAI CO., LTD.
Katsuyuki Ota	Director and Executive Officer, responsible for Controller Dept.
Tsutomu Sugimori	Director (Part-time)	Representative Director and President of JXTG Nippon Oil & Energy Corporation Director of Japan Oil Transportation Co., Ltd.
Takashi Hirose	Director (Part-time)	Representative Director and Executive Vice President of JXTG Nippon Oil & Energy Corporation
Takeshi Kurosaki	Director (Part-time)
Shunsaku Miyake	Director (Part-time)	Representative Director, President and CEO of JX Nippon Oil & Gas Exploration Corporation
Shigeru Oi	Director (Part-time)	President & Representative Director, Chief Executive Officer of JX Nippon Mining & Metals Corporation

Hiroshi Komiyama	Outside Director [Independent Director]	Chairman of Mitsubishi Research Institute, Inc.; Outside Director of Shin-Etsu Chemical Co., Ltd.; and Outside Director of Imagineer Co., Ltd.
Hiroko Ota	Outside Director [Independent Director]	Professor at the National Graduate Institute for Policy Studies; Outside Director of Panasonic Corporation; and Outside Director of Mizuho Financial Group, Inc.
Mutsutake Otsuka	Outside Director [Independent Director]	Advisor of East Japan Railway Company; Outside Corporate Auditor of Electric Power Development Co., Ltd.; and Outside Director of NIPPON STEEL & SUMITOMO METAL CORPORATION
Seiichi Kondo	Outside Director [Independent Director]	Director, Kondo Institute for Culture & Diplomacy; Outside Director of KAGOME CO., LTD.; and Outside Director of Pasona Group Inc.
Yoshiiku Miyata	Outside Director [Independent Director]	Outside Director of Kobe Steel, Ltd. (Audit & Supervisory Committee Member)
Tadashi Ohmura	Full-time Corporate Auditor
Takashi Setogawa	Full-time Corporate Auditor
Yoji Kuwano	Full-time Corporate Auditor
Toshinori Kanemoto	Outside Corporate Auditor [Independent Director]	Attorney-at-Law, Of-Counsel at City-Yuwa Partners; Outside Director of Nomura Holdings, Inc.; Outside Director of Riken Corporation; and Outside Corporate Auditor of Nippon Television Holdings, Inc.
Naomi Ushio	Outside Corporate Auditor [Independent Corporate Auditor]	Vice President, Professor at the School of Information and Communication of Meiji University; and Outside Audit & Statutory Board Member of Seven Bank, Ltd.

Nobuko Takahashi	Outside Corporate Auditor [Independent Corporate Auditor]
Freelance life and economy journalist; Outside Audit & Supervisory Board member, Japan Finance Corporation; Outside Director of Aioi Nissay Dowa Insurance Co., Ltd.; and Outside Director of Nishi-Nippon Financial Holdings, Inc. (Audit & Supervisory Committee Member)

Seiichiro Nishioka	Outside Corporate Auditor [Independent Corporate Auditor]	Visiting professor of KEIO University Law School; and Of Counsel of Asahi Law Office
(Notes)
1.
Mr. Jun Mutoh, Mr. Yasushi Onoda, Mr. Takashi Hirose and Mr. Yoshiiku Miyata assumed the office of Director on April 1, 2017 after having been newly elected at the Extraordinary General Meeting of Shareholders held on December 21, 2016.

2.
Mr. Yoji Kuwano and Ms. Nobuko Takahashi assumed the office of Corporate Auditor on April 1, 2017 after having been elected at the Extraordinary General Meeting of Shareholders held on December 21, 2016.

3.	Mr. Takeshi Kurosaki, Director, retired as Director and Executive Vice President of JX Nippon Oil & Energy Corporation on March 31, 2017.
4.
Mr. Yoji Kuwano, Corporate Auditor, has experience serving as an executive officer at both the TonenGeneral group and the ExxonMobil group in charge of accounting and internal control, and has a considerable knowledge and insight regarding finance and accounting.

5.
Among the companies which are mentioned in the outside directors’ and outside corporate auditors’ Important Concurrent Office in which Mr. Yoshiiku Miyata holds office as outside director and Ms. Nobuko Takahashi holds office as outside audit & supervisory board member or outside director, who newly assumed the office on April 1, 2017, Kobe Steel, Ltd., and Aioi Nissay Dowa Insurance Co., Ltd. have deals with the Company’s core operating companies.

However, there is no impact on the independence of such outside director and outside corporate auditor, as they do not execute business of any of the companies above.
6.
Each of Mr. Yoshiiku Miyata, Outside Director, and Ms. Nobuko Takahashi, Outside Corporate Auditor, who newly assumed the office on April 1, 2017, meet “Standards for Consideration of Independence” of the Company which is set out on Page 25 of this Convocation Notice of the 7th Ordinary General Meeting of Shareholders, and are independent officers under the rules of the stock exchanges in Tokyo and Nagoya on which the Company is listed.

End
～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～～
(Note)
The figures stated in this business report have been obtained by rounding off fractions less than the unit indicated for each, and the ratios have been obtained by rounding off the fractions less than the digit indicated for each. However, the number of shares has been obtained by omitting fractions less than the unit indicated for each, and the ratios regarding shares have been obtained by omitting fractions less than the digit indicated for each.

Consolidated Financial Statements (JX Holdings, Inc. from April 1, 2016 to March 31, 2017 )
(Missing Graphic Reference)
| Consolidated Balance Sheets (as of March 31, 2017) |

(Millions of yen)
Account title	Amount	Account title	Amount
(Assets)		(Liabilities)
Current assets	2,684,881	Current liabilities	2,566,404
Cash and deposits	297,372	Notes and accounts payable-trade	634,946
Notes and accounts receivable-trade	952,323	Short-term borrowings	660,162
Inventories	1,181,809	Commercial papers	232,000
Deferred tax assets	49,127	Accounts payable-other	667,188
Other	207,027	Income taxes payable	38,367
Allowance for doubtful accounts	(2,777)	Other provision	37,666
		Other	296,075
Non-current assets	3,973,746
Property, plant and equipment	2,411,147	Non-current liabilities	2,050,476
Buildings, structures and oil tanks	665,506	Bonds payable	195,000
Machinery, equipment and vehicles	659,888	Long-term loans payable	1,351,889
Land	929,194	Deferred tax liabilities	107,220
Construction in progress	96,670	Net defined benefit liability	128,227
Other	59,889	Provision for repairs	60,333
		Other	207,807
Intangible assets	107,191
		Total liabilities	4,616,880
Investments and other assets	1,455,408	(Net assets)
Investment in securities	699,292	Shareholders’ equity	1,429,284
Deferred tax assets	134,933	Common stock	100,000
Exploration and development investments	508,001	Capital surplus	747,761
Other	117,098	Retained earnings	585,512
Allowance for doubtful accounts	(3,916)	Treasury stock	(3,989)

		Accumulated other comprehensive income	180,233
		Unrealized gain on securities	37,655
		Unrealized gain on hedging derivatives	(7,554)
		Foreign currency translation adjustments	154,496
		Remeasurements of defined benefit plans	(4,364)

		Non-controlling interests	432,230
		Total net assets	2,041,747
Total assets	6,658,627	Total liabilities and net assets	6,658,627

| Consolidated Statements of Income (from April 1, 2016 to March 31, 2017) |

(Millions of yen)
Account title	Amount
Net sales		8,136,008
Cost of sales		7,249,018
Gross profit		886,990
Selling, general and administrative expenses		588,562
Operating income		298,428
Non-operating income
Interest income	2,945
Dividends income	24,725
Equity in earnings of affiliates	27,050
Rent income	9,664
Other	17,586	81,970
Non-operating expenses
Interest expenses	26,160
Foreign currency exchange loss	5,558
Other	15,116	46,834
Ordinary income		333,564
Special gain
Gain on sales of non-current assets	15,773
Gain on sales of investment securities	18,364
Other	691	34,828
Special loss
Loss on sales of non-current assets	1,625
Loss on disposal of non-current assets	8,225
Impairment loss	26,396
Loss on valuation of investments in securities	31,004
Restructuring cost	10,347
Other	12,766	90,363
Income before income taxes and non-controlling interests		278,029
Income taxes-current	69,414
Income taxes-deferred	27,212	96,626
Income		181,403
Income attributable to non-controlling interests		21,335
Income attributable to owners of parent		160,068

| Consolidated Statements of Changes in Net Assets (from April 1, 2016 to March 31, 2017) |

(Millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance as of April 1, 2016	100,000	746,283	465,268	(3,959)	1,307,592
Changes of items during the period
Dividends from surplus			(39,836)		(39,836)
Net income attributable to owners of parent			160,068		160,068
Purchase of treasury stock				(31)	(31)
Disposal of treasury stock		(0)		1	1
Change of scope of consolidation			141		141
Capital decrease due to mergers of equity method companies			(129)		(129)
Capital increase of consolidated subsidiaries		1,478			1,478
Net changes of items other than shareholders’ equity
Total changes of items during the period	-	1,478	120,244	(30)	121,692
Balance as of March 31, 2017	100,000	747,761	585,512	(3,989)	1,429,284

						Noncontrolling interests	Total net assets
	Unrealized gains or losses on securities	Unrealized gains or losses on hedging derivatives	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total accumulated other comprehensive income
Balance as of April 1, 2016	26,810	(11,953)	184,136	(7,661)	191,332	429,536	1,928,460
Changes of items during the period
Dividends from surplus							(39,836)
Net income attributable to owners of parent							160,068
Purchase of treasury stock							(31)
Disposal of treasury stock							1
Change of scope of consolidation							141
Capital decrease due to mergers of equity method companies							(129)
Capital increase of consolidated subsidiaries							1,478
Net changes of items other than shareholders’ equity	10,845	4,399	(29,640)	3,297	(11,099)	2,694	(8,405)
Total changes of items during the period	10,845	4,399	(29,640)	3,297	(11,099)	2,694	113,287
Balance as of March 31, 2017	37,655	(7,554)	154,496	(4,364)	180,233	432,230	2,041,747

(Reference)
| Consolidated Statements of Cash Flows (from April 1, 2016 to March 31, 2017) |

(Millions of yen)
Account title	Amount
Net cash provided by operating activities	230,881
Net cash provided by investing activities	(237,535)
Net cash provided by financing activities	(160,783)
Effect of exchange rate changes on cash and cash equivalents	(28,396)
Net decrease in cash and cash equivalents	(195,833)
Cash and cash equivalents at beginning of period	491,337
Net increase in cash and cash equivalents due to new consolidation	18
Cash and cash equivalents at end of period	295,522

Non-Consolidated Financial Statements(JX Holdings, Inc. from April 1, 2016 to March 31, 2017 )

| Non-consolidated Balance Sheets (as of March 31, 2017) |

(Millions of yen)
Account title	Amount	Account title	Amount
(Assets)		(Liabilities)
Current assets	562,548	Current liabilities	654,745
Cash and deposits	83	Short-term borrowings	294,000
Operating accounts receivable	156	Short-term loans payable to subsidiaries and affiliates	86,144
Short-term loans receivable from subsidiaries and affiliates	546,000	Commercial papers	232,000
Accounts receivable-other	14,187	Current portion of bonds	20,000
Other	2,123	Accrued expenses	4,047
		Income taxes payable	13,671
		Provision for employees’ bonuses	344
		Other	4,539

Non-current assets	2,706,451	Non-current liabilities	1,336,568
Property, plant and equipment	70,029	Bonds payable	195,000
Buildings and structures	18,904	Long-term loans payable	802,000
Land	49,622	Long-term loans payable to subsidiaries and affliates	323,000
Other	1,503	Deferred tax liabilities	15,381
		Other	1,187
Intangible assets	571
		Total liabilities	1,991,313
Investments and other assets	2,635,851	(Net assets)
Investments in securities	150,439	Shareholders’ equity	1,256,034
Stocks of subsidiaries and affiliates	1,514,759	Common stock	100,000
Long-term loans receivable from subsidiaries and affiliates	967,000	Capital surplus	1,071,259
Guarantee deposits	3,479	Legal capital reserve	25,000
Other	175	Other capital surplus	1,046,259
		Retained earnings	87,450
		Other retained earnings	87,450
		Reserve for advanced depreciation of non-current assets	1,740
		Retained earnings brought forward	85,710
		Treasury stock	(2,675)
		Valuation and translation adjustments	21,653
		Unrealized gain on securities	21,653
		Total net assets	1,277,686
Total assets	3,268,999	Total liabilities and net assets	3,268,999

| Non-consolidated Statements of Income (from April 1, 2016 to March 31, 2017) |

(Millions of yen)
Account title	Amount
Operating revenue
Dividends income	3,837
Management fee income	12,062	15,899
Selling, general and administrative expenses		11,546
Operating income		4,353
Non-operating income
Interest income	10,548
Dividends income	4,605
Rent income	1,799
Other	1,608	18,560
Non-operating expenses
Interest expenses	12,228
Interest on bonds	2,295
Interest on commercial papers	13
Rent expenses	962
Other	382	15,881
Ordinary income		7,033
Special gain
Gain on sales of non-current assets	1,660
Gain on sales of investments in securities	17,181	18,841
Income before income taxes		25,873
Income taxes-current	8,004
Income taxes-deferred	(1,443)	6,561
Net income		19,313

|Non-consolidated Statements of Changes in Net Assets (from April 1, 2016 to March 31, 2017) |

(Millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings			Treasury stock	Total shareholders’ equity
		Legal capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total retained earnings
					Reserve for advanced depreciation of non-current assets	Retained earnings brought forward
Balance as of April 1, 2016	100,000	25,000	1,046,259	1,071,259	1,755	106,218	107,974	(2,665)	1,276,568
Changes of items during the period
Dividends from surplus						(39,836)	(39,836)		(39,836)
Net income						19,313	19,313		19,313
Purchase of treasury stock								(11)	(11)
Disposal of treasury stock			(0)	(0)				1	1
Reversal of reserve for advanced depreciation of noncurrent assets					(15)	15	－		－
Net changes of items other than shareholders’ equity
Total changes of items during the period	－	－	(0)	(0)	(15)	(20,508)	(20,524)	(10)	(20,534)
Balance as of March 31, 2017	100,000	25,000	1,046,259	1,071,259	1,740	85,710	87,450	(2,675)	1,256,034

	Valuation and translation adjustments		Total net
	Gain on sales of stocks of subsidiaries and affiliates	Total valuation and translation adjustments
Balance as of April 1, 2016	12,004	12,004	1,288,571
Changes of items during the period
Dividends from surplus			(39,836)
Net income			19,313
Purchase of treasury stock			(11)
Disposal of treasury stock			1
Reversal of reserve for advanced depreciation of noncurrent assets			－
Net changes of items other than shareholders’ equity	9,649	9,649	9,649
Total changes of items during the period	9,649	9,649	(10,885)
Balance as of March 31, 2017	21,653	21,653	1,277,686

Auditors’ Report

| Copy of the Accounting Auditor’s Report (on Consolidated Financial Statements) |

Independent Auditor’s Report
To: The Board of Directors of JXTG Holdings, Inc.
May 16, 2017
Ernst & Young ShinNihon LLC
Yuichi Mochinaga
Certified Public Accountant, Designated Limited Liability Partner, and
Engagement Partner
Kazuhiko Umemura
Certified Public Accountant, Designated Limited Liability Partner, and
Engagement Partner
Kazuhiko Yamazaki
Certified Public Accountant, Designated Limited Liability Partner, and
Engagement Partner
Takamichi Komiyama
Certified Public Accountant, Designated Limited Liability Partner, and
Engagement Partner

Pursuant to Article 444, paragraph 4 of the Japanese Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets, and the notes to the consolidated financial statements of JXTG Holdings, Inc. (the “Company”) applicable to the consolidated fiscal year from April 1, 2016 through March 31, 2017.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the accounting standards generally accepted in Japan. This responsibility includes development and operation of such internal control as management determines necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements from an independent standpoint based on the audit we conducted. We conduct our audit in accordance with the auditing standards generally accepted in Japan. Those auditing standards require that we formulate an audit plan and perform the audit based on this plan to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. According to our decision, the audit procedures are selected and applied based on an assessment of the risk of material misstatement in the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the corporate group consisting of JXTG Holdings, Inc. and its consolidated subsidiaries applicable to the 7th fiscal year ended March 31, 2017 in conformity with accounting principles generally accepted in Japan.

Emphasis of Matter

As discussed in the section “Explanatory Notes on Important Subsequent Events,” the Company resolved, at its extraordinary general meeting of shareholders held on December 21, 2016, to implement a share exchange, in which the Company is the wholly-owning parent company and TonenGeneral Sekiyu K.K. is the wholly-owned subsidiary, and the Company implemented the share exchange on April 1, 2017. This matter has no impact on our opinion.

Conflicts of Interest We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act. End

| Copy of the Accounting Auditor’s Report (on Non-Consolidated Financial Statements) |

Independent Auditor’s Report
To: The Board of Directors of JXTG Holdings, Inc.
May 16, 2017
Ernst & Young ShinNihon LLC
Yuichi Mochinaga
Certified Public Accountant, Designated Limited Liability Partner, and
Engagement Partner
Kazuhiko Umemura
Certified Public Accountant, Designated Limited Liability Partner, and
Engagement Partner
Kazuhiko Yamazaki
Certified Public Accountant, Designated Limited Liability Partner, and
Engagement Partner
Takamichi Komiyama
Certified Public Accountant, Designated Limited Liability Partner, and
Engagement Partner

Pursuant to Article 436, paragraph 2, item 1 of the Japanese Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements, and the annexed detailed statements thereof of JXTG Holdings, Inc. (the “Company”) applicable to the sixth fiscal year from April 1, 2016 through March 31, 2017.

Management’s Responsibility for the Financial Statements and the Annexed Detailed Statements thereof

Management is responsible for the preparation and fair presentation of these financial statements and the annexed detailed statements thereof in accordance with the accounting standards generally accepted in Japan. This responsibility includes development and operation of such internal control as management determines necessary to enable the preparation and fair presentation of the financial statements and the annexed detailed statements thereof that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements and the annexed detailed statements thereof from an independent standpoint based on the audit we conducted. We conduct our audit in accordance with the auditing standards generally accepted in Japan. Those auditing standards require that we formulate an audit plan and perform the audit based on this plan to obtain reasonable assurance about whether the financial statements and the annexed detailed statements thereof are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the annexed detailed statements thereof. According to our decision, the audit procedures are selected and applied based on an assessment of the risk of material misstatement in the financial statements and the annexed detailed statements thereof, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the preparation and fair presentation of the financial statements and the annexed detailed statements thereof in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the annexed detailed statements thereof.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements and the annexed detailed statements thereof referred to above present fairly, in all material respects, the financial position and the results of operations of JX Holdings, Inc. applicable to the 7th fiscal year ended March 31, 2017 in conformity with accounting principles generally accepted in Japan.

Emphasis of Matter

1.     As discussed in paragraph 1 of the section “Explanatory Notes on Important Subsequent Events,” the Company resolved, at its extraordinary general meeting of shareholders held on December 21, 2016, to implement a share exchange, in which the Company is the wholly-owning parent company and TonenGeneral Sekiyu K.K. is the wholly-owned subsidiary, and the Company implemented the share exchange on April 1, 2017.

2.     As discussed in paragraph 2 of the section “Explanatory Notes on Important Subsequent Events,” based on the resolution of the meeting of the board of directors held on November 8, 2016, the Company conducted an absorption-type company split, in which JXTG Nippon Oil & Energy Corporation is the splitting company and the Company is the successor company, on April 1, 2017 as the split date (effective date).

These matters have no impact on our opinion.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

End

| Copy of Corporate Auditors’ Report |

Corporate Auditors’ Report
The Board of Corporate Auditors has reviewed the audit reports individually prepared by each corporate auditor and prepared this Corporate Auditors’ Report, after deliberation among the corporate auditors, regarding directors’ execution of duties for the 7th fiscal term from April 1, 2016 to March 31, 2017, as follows.

1.	The methods and contents of audit by each corporate auditor and by the Board of Corporate Auditors

(1)
The Board of Corporate Auditors established the audit policy and audit plan and received reports from each corporate auditor on progress and results of his or her audits and also received reports from the directors, other relevant personnel and the Accounting Auditor on their execution of duties, and asked for explanations as necessary.

(2)
In accordance with the audit standards for the corporate auditors established by the Board of Corporate Auditors, each corporate auditor made every effort to maintain good communication with the directors and Internal Audit and other functions and to collect information and maintain an appropriate audit environment following the audit policy and audit plan and conducted audits in the following manner:

(i)
Each corporate auditor attended meetings of the Board of Directors and other material meetings, received reports from the directors and other relevant functions on their execution of duties and asked for explanations as necessary, and investigated the status or condition of the business activities and the assets by inspecting important approval documents and reports.  Regarding the subsidiaries, the corporate auditors sought to communicate with the directors, the corporate auditors and other relevant personnel of the subsidiaries and to exchange information, and received reports on business from the subsidiaries as necessary, and investigated the status or condition of the business activities and the assets at the subsidiaries’ principal offices and other business locations.

(ii)
With respect to the contents of the resolution by the Board of Directors regarding development of the systems described in the business report that ensure compliance of directors’ execution of duties with applicable laws and regulations and the Articles of Incorporation, and other systems required under Article 100, paragraphs (1) and (3) of the Ordinance for Enforcement of the Companies Act to ensure appropriate business conduct of a corporate group consisting of a company and its subsidiaries and the systems (Internal Control Systems) developed based on such resolution, each corporate auditor received periodic reports from the directors and other relevant functions concerning the status of formation and implementation of such systems, asked for explanations as necessary, and expressed his or her opinion.

In addition, with respect to internal control regarding financial reports, each corporate auditor received reports from the directors, other relevant personnel and Ernst & Young ShinNihon LLC on assessment of such internal control and the status of audit and asked for explanations as necessary.

(iii)
We monitored and verified that the Accounting Auditor maintained independence and conducted appropriate audits, received reports on the status of their audit work from the Accounting Auditor, and asked for explanations as necessary. We were also advised by the Accounting Auditor that they had “the system for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Ordinance on Accounting of Companies)” in place in accordance with “Quality Control Standards for Audit” (Business Accounting Council, October 28, 2005) and other relevant regulations and asked for explanations as necessary.

(3)
Mr. Yoji Kuwano, who assumed the office of full-time corporate auditor as of April 1, 2017, and Ms. Nobuko Takahashi, who assumed the office of outside corporate auditor as of April 1, 2017, conducted audits by receiving explanations from sitting corporate auditors regarding audit matters for the period prior to their assumption of office, inspecting important approval documents and audit trails, and receiving reports from directors, other relevant personnel and the Accounting Auditor.

Based on the above stated steps, we examined the business report and its supplements, financial statements and their supplements, and the consolidated financial statements, for the current fiscal year.

2.	Results of the audit

(1)	Results of the audit of the business report and supplements

It is our opinion that

(i) The business report and supplements present fairly the status of the Company’s business conditions in conformity with the applicable laws and regulations and the Articles of Incorporation,

(ii)	There is no indication of significant wrongdoing or violation of laws and regulations and the Articles of Incorporation in the directors’ execution of duties, and

(iii)
The contents of the resolution by the Board of Directors regarding the internal control systems were appropriate.  Also, there are no significant items to be noted on description in the business report and the directors’ execution of duties regarding the internal control systems, including internal controls relating to financial reports.  In addition, with respect to the matter regarding violation of the Antimonopoly Act by NIPPO Corporation described in the business report, we will closely observe NIPPO Corporation’s efforts to keep its employees informed about compliance with the Antimonopoly Act in order to prevent a recurrence of such misconduct, as well as monitoring the status of instructions that the Company will provide to NIPPO Corporation.

(2)	Result of the audit of the financial statements and their supplements and the consolidated financial statements

The methods and results of audits conducted by Ernst & Young ShinNihon LLC, our Accounting Auditor, are appropriate.

May 16, 2017

The Board of Corporate Auditors,
JXTG Holdings, Inc.

Tadashi Ohmura, Full-time Corporate Auditor	Toshinori Kanemoto, Outside Corporate Auditor
Takashi Setogawa, Full-time Corporate Auditor	Naomi Ushio, Outside Corporate Auditor
Yoji Kuwano, Full-time Corporate Auditor	Nobuko Takahashi, Outside Corporate Auditor
Seiichiro Nishioka, Outside Corporate Auditor

End